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                             June 6, 2024

       Jill Broadfoot
       Chief Financial Officer
       aTYR PHARMA INC
       10240 Sorrento Valley Road
       Suite 300
       San Diego, CA 92014

                                                        Re: aTYR PHARMA INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-37378

       Dear Jill Broadfoot:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Research and development expenses, page 68

   1. We note from the pipeline table on page 6 that you have multiple products in clinical development for several
indications. Please revise future filings to disclose the costs incurred during each
period presented for each of your key research and development product candidates. If
you do not track your research and development costs by project, disclose that fact and
explain why you do not maintain and evaluate research and
                                                        development costs by
project. Also, revise to provide other quantitative and qualitative disclosures that give
more transparency as to the type of research and development expenses incurred
(i.e., by nature or type of expense) which should reconcile to total research and
development expenses on your Statements of Operations.
 Jill Broadfoot
FirstName   LastNameJill
aTYR PHARMA       INC Broadfoot
Comapany
June  6, 2024NameaTYR PHARMA INC
June 6,
Page  2 2024 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Kevin Kuhar at 202-551-3662 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences